SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Commission File Number 000-22286
Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)
14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Taro Postpones Shareholder Meetings on Proposed Merger with Sun until September 25, 2007
Monday July 23, 2:23 am ET
Sun To Exercise Warrants, Providing Additional Liquidity to Taro
HAWTHORNE, N.Y.—(BUSINESS WIRE)—Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today announced that it will reschedule its shareholder meetings, originally scheduled for July 23, 2007 in Tel Aviv, Israel to September 25, 2007, in order to allow shareholders additional time to fully consider the proposed transaction with Sun Pharmaceutical Industries, Ltd. (“Sun,” Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715).
The Company said it is taking this step primarily out of concern that public statements made by Taro shareholders Franklin Advisers, Inc. and Templeton Asset Management Ltd. (together, “Templeton”) and their representatives, and the numerous court motions filed by Templeton — all of which were rejected on July 20, 2007 by the Tel Aviv District Court — may have caused confusion among shareholders. In addition to the Tel Aviv District Court’s rejection of all of Templeton’s motions, including the motion to temporarily enjoin the shareholders meeting to approve the merger with Sun, Israel’s Supreme Court today also rejected Templeton’s request on appeal for an injunction to prevent the shareholders meeting.
Taro will be setting a new record date for the September 25th meeting and will mail supplemental proxy materials to its shareholders. Taro now expects to conclude the merger with an affiliate of Sun by the end of October 2007.
In addition, Sun has informed Taro that it will exercise 3,000,000 of the 6,787,500 previously issued warrants it holds, to purchase 3,000,000 shares of Taro at an exercise price of $6.00 per share, for an aggregate of $18 million in cash. This will provide additional liquidity for Taro and will be used for general corporate purposes. Sun has also agreed to release Taro from its non-solicitation obligations included in the Merger Agreement, dated May 18, 2007, among the Company, Sun and affiliates of Sun, thereby permitting Taro to discuss and furnish information to third parties concerning possible alternative transactions.
About Taro and Sun
Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.
Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. is an international, integrated specialty pharmaceutical company. It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, the U.S., and several other markets across the world.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “believes,” “intends,” or “expects” to happen, or similar language, and statements with respect to the various transactions with Sun described in this press release, all of which are contingent and subject to various conditions. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include failure to consummate the agreements with Sun, actions of the Company’s lenders, creditors and Sun, general domestic and international economic conditions, industry and market conditions, slower than anticipated penetration of new markets, changes in the Company’s financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro or Sun operate, litigation, regulatory actions and legislative actions in the countries in which Taro operates, future demand and market size for products under development, marketplace acceptance of new or existing products, either generic or proprietary, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.
Contact:
Taro Pharmaceutical Industries Ltd.
Daniel Saks, 914-345-9000 ext. 6208
Vice President, Corporate Affairs

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARO PHARMACEUTICAL INDUSTRIES LTD.
By:	/s/ Tal Levitt
	Name:	Tal Levitt
	Title:	Director and Secretary

Date: July 23, 2007

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